UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
                      |_| Form N-SAR


For Period Ended:      12/31/01
                  --------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION


U.S. Aggregates, Inc.
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Full Name of Registrant


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Former Name if Applicable


147 West Election Road, Suite 110
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Address of Principal Executive Office (Street and Number)


Draper, UT 84020
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
|X| the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company is unable to complete the required financial disclosures for the fiscal year ended December 31, 2001 prior to the statutory filing deadline due to administrative and financial difficulties resulting from the Company's filing for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on March 11, 2002. Pursuant to a no-action request letter filed with the Commission on March 27, 2002, the Company has requested that the Commission not take enforcement action against the Company if it files monthly bankruptcy reports required in connection with its bankruptcy filing in lieu of filing regular periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act. The Company anticipates receiving a response from the Commission in the short term.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Stanford Springel               801                       984-2600
----------------------------   --------------------     ----------------------
         (Name)                   (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   |X|Yes     |_|No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|Yes     |_|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company and its independent auditors are currently working to complete the preparation of its audited financial statements for the fiscal year ended December 31, 2001. The audit has not progressed to a point at which the results of operations for such fiscal year could be accurately estimated.

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                              U.S. Aggregates, Inc.
                              ---------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 2, 2002               By  /s/  Stanford Springel
                                      --------------------------------------
                                      Stanford Springel, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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